Andrew I. Silfen (AS-1264)
Schuyler G. Carroll (SC-1234)
Arent Fox PLLC
1675 Broadway
New York, NY 10019
(212) 484-3900

Attorneys for the Debtors

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re	Chapter 11

IDEAL ACCENTS, INC.,	Case No. 04-16632 (ALG)

Debtors.	(Jointly Administered)

MOTION OF THE DEBTOR FOR AN ORDER PURSUANT TO 11 U.S.C. §§ 105, 361
AND 364 AND FEDERAL RULE OF BANKRUPTCY PROCEDURE 4001
AUTHORIZING DEBTOR TO OBTAIN AND INCUR POST-PETITION FINANCING

TO:	THE HONORABLE ALLAN L. GROPPER, UNITED STATES BANKRUPTCY JUDGE

Ideal Accents, Inc. (“Ideal”), by and through its counsel, Arent Fox PLLC, respectfully submits this Motion for an Order Pursuant to 11 U.S.C. §§ 105, 361 and 364 and Federal Rule of Bankruptcy Procedure 4001 Authorizing Debtor to Obtain and Incur Post-Petition Financing (the “DIP Motion”), and in support thereof states as follows:

CASE HISTORY

1. On October 13, 2004 (the “Petition Date”), Ideal filed a voluntary petition for relief under chapter 11 of title 11 of the United States (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York.

2. Since the Petition Date, Ideal has remained in possession of its property and continued in the management and operations of its affairs as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. No committee, trustee or examiner has been appointed to date.

3. On January 5, 2005, Ideal filed Chapter 11 petitions for two of its non-operating U.S. Subsidiaries: Ideal (Ferndale) and T.O.E., Inc. (together with Ideal, collectively, the “Debtors”). An order granting the motion for joint administration was entered on February 4, 2005. This motion is made solely by Ideal.

JURISDICTION

4. This Court has jurisdiction over this Application pursuant to 28 U.S.C. §§ 157 and 1334 and the Standing Order of Referral of Cases to Bankruptcy Judges of the United States District Court for the Southern District of New York (Ward, Acting C.J.) dated July 10, 1984. This is a core proceeding pursuant to 28 U.S.C. § 157(b). It has been asserted that venue of these proceedings is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

BACKGROUND FOR DIP LOAN:
INTENDED PLAN AND EXIT STRATEGY

5. Ideal is a publicly traded company. As such, Ideal has value to a company seeking to merge with a publicly traded corporation. The value results from the cost-savings associated with not having to register a new company with the SEC.

6. The Debtors are about to file a plan and disclosure statement. The plan contemplates the sale to Tryant Ideal Accent LLC or its designee (“Acquirer”) of the majority of Ideal’s newly issued common stock. The remainder of the stock will be distributed to unsecured creditors in partial satisfaction of allowed claims. Most of the existing stock will be reverse-split, so that only 25,000 shares of common stock will be retained by current equity holders and will continue to be tradable on the public exchange. The newly issued common stock shall aggregate two million (out of 100 million authorized). One million (1,000,000) of the issued shares shall be paid to Tryant or its designee (which need not be the same as the Acquirer designee) in its capacity as DIP lender (“Lender”) in satisfaction of the $75,000 DIP loan for which this application seeks authorization. A further 900,000 nine hundred thousand shares shall be delivered to Acquirer (on the Effective Date in the Plan) in exchange for a purchase price of $125,000. The remaining 100,000 shares will be distributed to creditors. The acquisition of stock under the Plan, including repayment of the DIP loan, is hereafter called, the “Transaction.”

7. As a condition to the transaction, the shares distributed to general creditors, as well as all those shares utilized to repay the DIP loan, will be exempt from registration under 11 U.S.C. § 1145(a).

8. Acquirer has entered into a letter of intent with an operating company, D’Ambrosio Auto Group, Inc. (“DAG”) for a reverse merger. General creditors receiving shares of common stock under the Plan would participate in any upside of that merger or another merger which may be effectuated on substantially similar terms in lieu of the proposed merger with DAG. In the event the shares distributed under the Plan are not freely tradable on a public exchange within twelve months of confirmation, at a level of at least $1.10 per share, then, and only then, each general creditor holding newly issued common stock, will have the absolute right to put their shares to Acquirer for $1.10 per share. Such option shall remain open and exercisable for a period of 3 months, from the date that is twelve months from confirmation.

9. Among other things, the Transaction contemplates that the Lender will provide the Debtor an unsecured loan under section 364(c) of the Bankruptcy Code (allowable as an administrative expense) in the aggregate principal amount of $75,000, to be evidenced by the promissory note (the “Promissory Note”), in the form annexed hereto as Exhibit A, to be issued to Lender. The loan proceeds shall be used to fund Debtor’s expenses (primarily professional fees to confirm a plan) in completing the Transaction.

10. The Lender shall receive an administrative expense claim (“DIP Financing Claim”), subordinate to all professional fees and fees of the United States Trustee, but otherwise superior to all unsecured claims. The Debtor intends to file immediately a plan and disclosure statement and to consummate the Transaction, should this honorable Court confirm the Plan.

11. The Promissory Note includes the following significant terms:

a)
Upon Court approval authorizing the Debtor to borrow under the terms of the Promissory Note, the Lender shall pay the sum of $75,000 into escrow to be loaned to the Debtor to pay administrative expenses (“Loan”), which loan shall be deemed satisfied at or any time following entry of the Confirmation Order (“Transaction Closing”) so long as the confirmed plan provides for satisfaction of the Loan either through repayment of the Loan with either cash, property, intangibles, shares (exempt under section 1145), warrants (exempt under section 1145) and/or restricted shares or some combination thereof.

b)
In the event that the Transaction Closing does not take place, the Loan shall be fully paid and satisfied by Debtor’s payment to the Lender of a sum equal to the principal amount due on the Loan less the “Reimbursement Sum” (as hereinafter defined). The Debtor will not be required to pay any accrued interest to the Lender, which interest shall be waived by Lender. Upon payment of the foregoing sum, the Loan shall be deemed fully paid. The “Reimbursement Sum” shall be equal to the amount of the Transaction Expenses subject to the limitations set forth below.

c)
“Transaction Expenses” means the Court approved fees and expenses of Debtor’s professionals and any other administration expenses incurred by the Debtor in taking actions (including, without limitation, motions, document review, negotiation, preparation, modification and confirmation of plan of reorganization) to effectuate the Transaction.

d)
The amount of the Reimbursement Sum shall be limited to the amount of the Loan. The Reimbursement Sum shall be retained by the Debtor to reimburse the Debtor’s professionals for the Transaction Expenses they incur.

12.  The Debtor believes that the proposed Loan and acquisition are in the best interests of the Debtor, its estate and creditors as it is the only means of underwriting legal work necessary to confirm a plan that will provide a distribution to creditors.

13. Prior to the hearing on the Motion for DIP Financing, the Debtor shall file and provide the Lender with copies of the Debtor’s Disclosure Statement and Plan of Reorganization, as well as this Motion for DIP Financing. Further, the Lender has received copies the Debtor’s Audited Financial Statements.

14. The Loan is necessary in order to protect the estate in the event the Transaction is not consummated since it will pay the estate’s costs incurred in consummating the Transaction. The estate has only an “upside” (consummation of the Transaction will provide additional funds for the estate and creditors), while there is no “downside,” ie., there is no cost to the estate if the Transaction is not approved, since the Loan need only be repaid to the extent fees and expenses have not been incurred.

15. Without the Loan, the Debtor would be unable to incur costs to seek approval of the Transaction, and to consummate it if approved. However, with the Loan, the DIP Lender, in effect, bears the risk of costs incurred seeking to approve and consummate the Transaction.

RELIEF REQUESTED

16. The Debtor should be authorized to incur debt by execution of the Promissory Note pursuant to 11 U.S.C. §364(c), repayable as an administrative expense, subject to subordination to professional fees, but otherwise with priority over other administrative claims. Debtor has not been able to obtain unsecured credit. The Debtor should be authorized to use the Promissory Note proceeds to pay allowed chapter 11 administrative expenses.

17. The proceeds from the sale of the Promissory Note will be escrowed in an interest bearing bank account until (a) the Debtor's plan of reorganization is confirmed or (b) this Court, upon appropriate notice, including to the Lender, allows the escrowed funds to be released pursuant to a final order.

18. By this Motion, the Debtor respectfully seeks an Order (i) approving the terms and conditions of the Loan; (ii) authorizing the Debtor to enter into the Loan and execute and deliver to the Lender the Promissory Note along with any and all such other documents, instruments and agreements; (iii) authorizing performance of such other acts as may be required, necessary or desirable in connection with the Loan; and (iv) granting such other and further relief as is just and proper.

19. Relief similar to that requested herein has been granted recently by courts in the following cases, among others: (i) U.S. Wireless Data, Inc., Case No. 04-12075 (RDD) (Southern District of New York, Judge Robert D. Drain); (ii) EliteAgents Mortgage Services, Inc., Case No. 03-41805 (District of New Jersey, Judge Novalyn Winfield); (iii) In re Princeton Video Image, Inc., Case No. 03-27973 (District of New Jersey, Judge Kathryn C. Ferguson) and (iv) Dexterity Surgical, Inc., Case No. 04-35817 (Southern District of Texas, Judge Marvin Isgur).

NOTICE

20. Pursuant to Bankruptcy Rule 4001, the Debtor has served a copy of this Motion on the following: (a) the Office of the United States Trustee; (b) the Debtor’s twenty (20) largest unsecured creditors; (c) the Securities and Exchange Commission; and (d) any party that filed a notice of appearance. The Debtor respectfully submits that such notice is sufficient, and requests that this Court find no further notice of the relief requested herein is required.

NO PREVIOUS RELIEF REQUESTED

21. The Debtor has not previously sought the relief requested herein from this Court or any other court.

WAIVER OF LOCAL BANKRUPTCY RULE 9013-1(B)

22. No new or novel issues of law are presented by this Application and the relevant authorities are fully set forth herein. Accordingly, the Debtor respectfully requests that the Court waive and dispense with the requirement of Local Bankruptcy Rule 9013-1(b) that any application be accompanied by a separate memorandum of law setting forth the points and authorities relied upon in support thereof.

CONCLUSION

WHEREFORE, the Debtor respectfully requests that the Court enter an order granting the relief requested herein and grant such other and further relief as is just and proper.

Dated:	New York, New York October 6, 2006		Arent Fox PLLC Attorneys for the Debtor

		By:	/s/ Schuyler G. Carroll Schuyler G. Carroll (SC-1234) Andrew I. Silfen (AS-1264) 1675 Broadway New York, New York 10019 (212) 484-3900